Exhibit 99.1

For Immediate Release	November 29, 2022

Valens Shareholders Vote in Favour of the Arrangement with SNDL

Kelowna, B.C., November 29, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) (the “Company” or “Valens”) is pleased to announce that its shareholders have voted in favour of the resolution (the “Resolution”) approving the plan of arrangement pursuant to which SNDL Inc. (“SNDL”) will acquire all of the issued and outstanding common shares of Valens on the basis of 0.3334 of a SNDL common share for each outstanding Valens common share (the “Arrangement”), on and subject to the terms of the arrangement agreement dated August 22, 2022 to which Valens and SNDL are parties (the “Agreement”). Over 96% of votes cast at the Company’s special meeting of shareholders held on November 29, 2022 were in favour of the Resolution.

"With this announcement, we are one step closer to combining two best-in-class cannabis companies that have extremely complementary assets to create a true market leader. This pro forma company will create Canada’s first large vertically integrated cannabis company that unites SNDL's exceptional balance sheet and largest cannabis retail network in Canada with Valens’ low-cost manufacturing platform. We look forward to taking Valens' brands to new heights and unlocking 2.0 products for the SNDL platform," said Tyler Robson, Chief Executive Officer of The Valens Company. “We believe the pro forma company provides investors with attractive exposure not only to the highest revenue generating cannabis company in Canada trading well under its tangible book value but also a dominant platform that can become a global leader in cannabis."

Arrangement Resolution Voting Results

			VOTES	% VOTES
CATEGORY OF VOTING	VOTES FOR	% VOTES FOR	AGAINST	AGAINST
All voting shareholders	33,929,706	96.96%	1,063,247	3.04%
All voting shareholders except those required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101	31,909,073	96.78%	1,063,247	3.22%

A report on voting results will be filed under the Company’s profile on SEDAR at www.sedar.com.

The Arrangement is expected to close in January 2023, subject to the satisfaction and/or waiver of the closing conditions set forth in the Agreement, including, among other things, final court approval from the Ontario Superior Court of Justice (Commercial List).

At Valens, it’s Personal.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

1 | Page

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit https://thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

Notice regarding Forward Looking Statements

This news release contains statements and information that, to the extent that they are not historical fact, may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information is typically, but not always, identified by the use of words such as “will”, “expected”, “projected”, “to be” and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the completion of the Arrangement on the current terms thereof; the satisfaction or waiver of any conditions to completing the Arrangement; and the expected closing of the Arrangement in January 2023.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Arrangement being completed on the timelines and on the terms currently anticipated; and all necessary court and regulatory approvals being obtained on the timelines and in the manner currently anticipated.

Although Valens believes that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Valens can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Valens will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Arrangement is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary court or regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Arrangement are not satisfied or waived; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Arrangement as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Valens does not receive the necessary approvals and/or authorizations; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail liquor or cannabis stores following completion of the Arrangement; and the impact of general economic conditions and the COVID-19 pandemic in Canada.

Additional information regarding risks and uncertainties relating to Valens’ business are contained under the heading "Risk Factors" in Valens’ annual information form for the financial year ended November 30, 2021 dated February 28, 2022. The forward-looking information included in this news release is made as of the date of this news release. Valens does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

2 | Page